Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 1

                        Global Small Cap Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37935V103
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 25, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.: 37935V103                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  630763
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          630763
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      630763
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  16.6%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.: 37935V103                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  513500
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      513500
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        513500
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 13.5%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 1 supplements and updates information in Item 4, Item 5, and
Item 7 and adds Exhibit 1.


ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in an increase in the market value of the issuer's shares.

The issuer has recently notified shareholders of a change in its by-laws requiring 120 days advanced notice for any stockholder proposals or Director nominations for its annual meetings. This requires that such submissions be provided by June 1, 1999 for the annual meeting to be held in the last quarter of this year. The reporting persons have felt compelled by this deadline to nominate a slate of alternate director nominees for the 1999 annual meeting of the issuer because of the possibility that the issuer will not take adequate actions between now and the annual meeting to deal effectively with the performance and discount problems which the reporting persons believe are harming the issuer's shareholders. A copy of the letter providing the necessary advanced notice is included in this filing as Exhibit 1.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's annual report, dated September 15,1998, states that, as of the close of business on July 31, 1998, there were 3,801,667 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,144,263 shares of Common Stock, which constitute approximately 30.1% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) Since the last filing, the following shares of Common Stock were traded:



 Date       Number of Shares        Price Per Share
- -------    ----------------       ---------------

5/18/99     1500   bought          13.25
5/19/99     3000   bought          13.25
5/20/99     1200   bought          13.3125
5/21/99     1700   bought          13.4375
5/24/99     4200   bought          13.5298
5/25/99     3300   bought          13.5189


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The letter that precipitates this amendment is attached as Exhibit 1.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 1999                     Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

                           Exhibit 1

                     DEEP DISCOUNT ADVISORS INC.
       Enhanced Performance through Closed-End Fund Investments
        One West Pack Square, Suite 777, Asheville, NC  28801
        828-274-1863 Fax: 828-255-4834  E-mail: ddainc@msn.com



May 25, 1999                            Via Fax and Federal Express


Board of Directors                   Securities and Exchange Commission
The Global Small Cap Fund, Inc.      Judiciary Plaza
1285 Avenue of the Americas          450 Fifth Street, N.W.
New York, New York   10019           Washington, D.C.  20549


Attn:  Ms. Dianne E. O'Donnell
       Secretary

Dear Ms. O'Donnell:

We notice that by virtue of a recent change in the By-Laws of The Global Small Cap Fund, Inc. (the "Fund"), the Fund now requires 120 days advanced notice for any stockholder proposals or Director nominations for the next annual meeting. Accordingly, this letter will serve as a formal nomination of nine (9) candidates for the Board of Directors of the Fund to be elected at the next annual meeting. These nominations are being made individually by Ronald G. Olin, Ralph W. Bradshaw, William A. Clark, and Gary A. Bentz as individual shareholders of the Fund, and in their various capacities as principals or partners of Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both of which are beneficial shareholders of the Fund. We intend to solicit sufficient proxies to elect the nominees presented in this letter.

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are the beneficial holders of 1,144,263 shares of the common stock, par value $.01 per share (the "Common Stock"), of the Fund, representing approximately 30.1% of the outstanding shares of Common Stock as of May 25, 1999. According to the Fund's proxy statement for last year's annual meeting of stockholders (November 19, 1998) and the By-Laws of the Fund, nine (9) Directors are up for election for a term of one year from 1999 to 2000 at the next annual stockholders meeting. These positions are currently held by Margo N. Alexander, Richard Q. Armstrong,
E. Garrett Bewkes, Jr., Richard R. Burt, Mary C. Farrell, Meyer Feldberg, George
W. Gowen, Frederic V. Malek, and Carl W. Schafer.


The purpose of this letter is to nominate the following individuals as Directors of the Fund to be elected at the next annual meeting: Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, William A. Clark, Phillip Goldstein, Gerald Hellerman,
Thomas H. Lenagh, Glenn W. Wilcox, Sr., and  Andrew Strauss.   Brief biographies
of Messrs. Olin, Bradshaw, Bentz, Clark, Goldstein, Hellerman, Lenagh, Wilcox, and Strauss are attached as Exhibit 1. Each nominee has consented to stand for election and to serve if elected. They are prepared to provide any other information necessary for compliance with requirements for Director nominees. The candidates have extensive experience in a variety of disciplines relevant to Board governance, including closed-end fund analysis and evaluation, investment consulting, and related private portfolio management.

As longtime beneficial stockholders of The Global Small Cap Fund, we have been deeply concerned about the persistent discount from net asset value ("NAV") at which the Fund's shares trade on the open market, as well as the long-term poor performance of NAV relative to world indices. We believe that other stockholders of The Global Small Cap Fund must share this concern. The most recent statement of the Fund indicated that none of the current Directors owns any shares of the Fund. By contrast, Messrs. Olin, Bradshaw, Bentz, and Clark represent substantial stockholder interests in The Global Small Cap Fund; their election would give the Board significant and much-needed direct shareholder representation. If elected to the Board, all nine nominees would be dedicated to exploring methods of enhancing stockholder returns through improved NAV performance and active management of the discount problem.

We believe that the Board, based on its current composition, has not been sufficiently responsive to the concerns of stockholders whose investment returns have suffered unnecessarily because of the persistent discount to NAV and poor long-term NAV performance. The nomination and election of Messrs. Olin, Bradshaw, Bentz, Clark, Goldstein, Hellermann, Lenagh, Wilcox, and Strauss will provide a greater degree of independence in evaluating methods of managing the discount structure proactively, and also a fresh perspective for all Board decisions which is more representative of shareholder interests rather than the interests of the Fund's investment manager. The primary objective of these nine nominees will be to enhance shareholder value.

In the event that more than nine (9) nominees are presented by the Fund in its proxy, we reserve the right to nominate as many candidates as may be up for election at the next annual meeting. This letter will serve as formal advanced notice of our intention to nominate as many candidates as may be nominated by the Fund or as may be serving on the Board at the next annual meeting. If any additional information is required to insure that we have met the Fund's requirements for notification of Director nominees, please contact us accordingly.

Although the long advanced-notice requirement has forced us to submit this notification now in order to be in compliance with the Fund's By-Laws, we would be happy to reconsider our decision at a later time if the current Board and advisor take action that we believe will deal adequately with the performance and discount problems that are harming the Fund's shareholders. We would prefer to avoid an unnecessary proxy contest and its related expenses to the shareholders if possible.

We thank you for your attention to this advanced notification, and would be happy to discuss this matter in more detail at your convenience.


Very truly yours,




Ronald G. Olin                        Ralph W. Bradshaw





William A. Clark                      Gary A. Bentz




Attch



Name and Address          Age    Principal Occupation Past Five Years

Ronald G. Olin
One West Pack Square
Suite 777
Asheville, NC  28801       53    Chief Executive Officer of Deep Discount
                                 Advisors, Inc., an investment advisory firm;
                                 General Partner of Ron Olin Investment
                                 Management Co.; Chairman and Director of
                                 Clemente Strategic Value Fund, Inc., and
                                 Director of The Austria Fund, Inc., both closed-end investment companies.

Shares of Global Small Cap Fund, Inc.  (5-25-99)           80,900


Gary A. Bentz
One West Pack Square
Suite 777
Asheville, NC  28801      42     Chief Financial Officer and Treasurer of Deep
                                 Discount Advisors, Inc., an investment advisory firm; Director of Clemente Strategic Value
                                 Fund, Inc., and Director of The Austria Fund,
                                 Inc., both closed-end investment companies.

Shares of Global Small Cap Fund, Inc.  (5-25-99)            2,600


Ralph W. Bradshaw
One West Pack Square
Suite 777
Asheville, NC  28801      48     Vice President of Deep Discount Advisors, Inc.,
                                 an investment advisory firm; Director of Clemente Strategic Value Fund, Inc., and
                                 Director of The Austria Fund, Inc., both closed-end investment companies.

Shares of Global Small Cap Fund, Inc.  (5-25-99)              700


William A. Clark
One West Pack Square
Suite 777
Asheville, NC  28801      53     Principal of Deep Discount Advisors, Inc., an
                                 investment advisory firm; Director of Clemente
                                 Strategic Value Fund, Inc., and Director of The
                                 Austria Fund, Inc., both closed-end investment companies.

Shares of Global Small Cap Fund, Inc.  (5-25-99)              3,200


Phillip Goldstein
60 Heritage Drive
Pleasantville, NY  10570  54     President of the General Partner of Opportunity
                                 Partners, L.P., a private investment
                                 partnership;  Director of Clemente Strategic
                                 Value Fund, Inc., a closed-end investment company.

Shares of Global Small Cap Fund, Inc.  (5-25-99)                - 0 -


Gerald Hellerman
10965 Eight Bells Lane
Columbia, MD  21044       61     Managing Director of Hellerman Associates, a
                                 financial consulting firm; Trustee of Third
                                 Avenue Value Trust; Director of Clemente
                                 Strategic Value Fund, Inc., a closed-end investment company.

Shares of Global Small Cap Fund, Inc.  (5-25-99)                - 0 -


Name and Address          Age    Principal Occupation Past Five Years


Thomas H. Lenagh
Greenwich Office Park
Greenwich, CT  06831      77    Independent Financial Adviser;  Director of
                                Gintel Funds, Adams Express, ASD Group, ICN
                                Pharmaceuticals, Inrad Corp., and V-Band Corp;
                                Director of Clemente Strategic Value Fund, Inc., a closed-end investment company.

Shares of Global Small Cap Fund, Inc.  (5-25-99)                 - 0 -


Glenn W. Wilcox, Sr.
418 Vanderbilt Road
Asheville, NC  28803     67     Chairman of the Board and Chief Executive
                                Officer of Wilcox Travel Agency;  Director of
                                Champion Industries, Inc.; Chairman of the Board of Blue Ridge Printing Co., Inc.; Chairman of the Board of Tower Associates, Inc.; Director of
                                Asheville Chamber of Commerce; Vice Chairman of the Board of First Union National Bank; Board of
                                Trustees of Appalachian State University; Board of Trustees and Board of Directors of Mars Hill
                                College.

Shares of Global Small Cap Fund, Inc.  (5-25-99)                   - 0 -


Andrew Strauss
77 Central Ave,
Suite F
Asheville, NC  28801     45     Attorney and senior member of Strauss &
                                Associates, PA., attorneys, Asheville, N.C.;
                                Previous President of White Knight Healthcare,
                                Inc., and LMV Leasing, Inc., a wholly owned subsidiary of Xerox Credit Corporation.

Shares of Global Small Cap Fund, Inc.  (5-25-99)                     1,400